VIA EDGAR

March 20, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Babula
Office of Energy & Transportation

Mark Wojciechowski
Office of Energy & Transportation

Re:	Unitil Corporation

Form 10-K for the Fiscal Year ended December 31, 2024

Filed February 10, 2025

File No. 001-08858

Ladies and Gentlemen:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated February 27, 2025 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”), which was filed with the Commission on February 10, 2025.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2024

Financial Statements

Note 5 - Equity, page 61

1.

We note that you report using a weighted-average number of common shares to calculate basic EPS of 16,098,000, although you report 16,116,724 outstanding common shares at the beginning of the period and 16,192,345 at the end of the period, with no intervening decreases in the number of outstanding common shares.

We also understand that outstanding awards under your Stock Plan include time restricted shares and performance restricted shares that entitle holders to dividends in advance of vesting, and restricted stock units that entitle holders to dividend equivalents to be paid upon separation from service.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Please explain to us how these instruments were considered in your calculations of the weighted average number of outstanding shares and EPS measures, to include details of your assessment and application of guidance pertaining to the two-class method in FASB ASC 260-10-45-59A through 45-68B for participating securities.

Please submit the underlying calculations along with your reply, including explanations where necessary to reconcile with the activity in vested and unvested shares related to your Stock Plan at the end of each period covered by your report.

Please include any disclosure revisions that you propose to clarify your views on these matters and handling of these instruments in your EPS calculations.

Response #1:

The Company’s reported weighted-average number of shares at December 31, 2024 was 16,098,000, which was 18 thousand shares lower than the outstanding shares at the beginning of 2024 and 94 thousand shares lower than the outstanding shares at the end of 2024. Outstanding common shares were higher than the weighted-average number of shares used in the computation of basic EPS as the total vested and unvested shares granted under the Company’s restricted stock awards are included in the outstanding common share amounts as of the beginning and end of 2024, but the unvested shares were not included in the weighted-average number of shares used in the computation of basic EPS until they vest.

The Company has reviewed the accounting guidance for participating securities as well as the treatment of certain unvested shares for retirement eligible employees and determined that 1) unvested Time Vesting restricted stock for retirement eligible employees should have been included in the weighted average share amount for the computation of basic earnings per share and 2) certain restricted stock units and unvested restricted stock meet the definition of participating securities.

Unvested Time Vesting Shares (retirement eligible)

The Company determined that it did not correctly apply the accounting guidance related to the inclusion in basic weighted average shares outstanding for unvested time restricted shares for employees who are retirement-eligible. The Company grants time restricted (TV) shares to certain employees which vest fully over a four-year period at a rate of 25% per year. Historically, the Company has included the TV shares in the computation of basic EPS only as they vest. However, per FASB ASC 260-10-45-48, when an employee reaches retirement eligibility and no longer has to provide future employment to retain the shares, those shares should be included in the computation of basic EPS. The Company has concluded that the omission of these shares in the computation of basic EPS has not resulted in a material misstatement and proposes to include these shares in the computation of basic EPS in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter-ended March 31, 2025. Refer to Materiality section below.

Participating Securities

In the Company’s assessment of the guidance pertaining to participating securities and the two-class method in FASB ASC 260-10-45-59A through 45-68B for participating securities, the Company concluded that historically it has not correctly applied the accounting guidance for computing EPS using the two-class method.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

In evaluating the dividend rights afforded to participants under our equity compensation plans, the Company has reviewed the guidance in ASC 260, noting that the two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders (ASC 260-10-45-60). This guidance applies to securities which participate in undistributed earnings with common stock, whether or not that participation is conditioned upon the occurrence of a specified event. These participating securities must be entitled to these rights in their current form (i.e. prior to exercise, settlement, conversion, or vesting). The reporting entity is required to allocate any undistributed earnings between the common stockholders and the participating security holders based on their respective rights to receive dividends, as if all undistributed earnings for the period were distributed. We have evaluated this guidance with respect to each of our equity compensation awards as follows:

Restricted Stock Units (RSUs):

The Company has reviewed the Restricted Stock Units agreements (Exhibit 10.14 (3) in the list of exhibits in the Company’s 2024 Form 10-K) noting the following:

•	Restricted Stock Units (RSU) – Section 3 “Vesting. The Restricted Stock Units will be 100% vested at grant.”

RSUs granted to the Company’s directors are fully vested when granted and are settled upon a director’s departure as follows: (1) 70% of the RSUs in shares of our common stock and (2) 30% of the RSUs in a cash amount equal to the fair market value of our common stock, as described within Note 5. For the RSUs settled in shares of our common stock, these instruments are considered outstanding common stock and currently included in the computation of basic and diluted EPS. For the RSUs settled in cash, these instruments are considered participating securities as the cash-settled RSUs are entitled to receive dividend equivalents if any regular cash dividends are paid, which equates to a non-forfeitable right to dividends for the holders of cash-settled RSUs and, therefore, cash-settled RSUs should be considered participating securities as defined in FASB ASC 260-10-20.

Restricted Stock Agreements – Time Vesting and Performance Vesting

The Company has reviewed the Restricted Stock Agreements (Time Vesting and Performance Vesting) noting the following terms:

•

Time Vesting (TV) – Section 5, “Any cash dividends paid on any Time Restricted Shares during the Period of Restriction shall not be contingent upon vesting of the Time Restricted Shares to which they relate.” (Exhibit 10.25 (3) in the list of exhibits in the Company 2024 From 10-K)

•

Performance Vesting (PV) – Section 8(a), “Any cash dividends paid on any Performance Restricted Shares during the Period of Restriction shall not be contingent upon vesting of the Performance Restricted Shares to which they relate.” (Exhibit 10.26 (3) in the list of exhibits in the Company’s 2024 Form 10-K)

TV restricted stock fully vests over a period of four years at a rate of 25% each year while PV restricted stock cliff vests after a performance period of three years based on actual results compared to certain performance metrics. As TV and PV restricted shares vest, they are included in the denominator of basic EPS.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

The TV and PV restricted stock agreements do not contain terms or conditions that would allow the Company to recover any dividends paid on restricted shares that do not ultimately vest. Accordingly, the Company has determined that a non-forfeitable right to dividends currently exists for the holders of restricted stock awards and the unvested TV and PV restricted stock should be considered participating securities.

Given the determination above related to cash-settled RSUs, TV and PV restricted stock the Company should have allocated a portion of net income to the participating securities when calculating EPS for the periods presented in the 2024 Form 10-K and Form 10-Qs in accordance with FASB ASC 260-10-45-59A through 45-68B when computing basic EPS for quarterly and annual periods presented. The Company has concluded that the non-application of the two-class method has not resulted in a material misstatement and proposes to apply the two-class method in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter-ended March 31, 2025. Refer to Materiality section below

Materiality

The Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality (“SAB 99”), indicates that the use of a percentage as a numerical threshold to evaluate materiality, such as 5%, may provide the basis for a preliminary assessment that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. SAB 99 indicates that the Commission’s Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. SAB 99, however, goes on to say that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also indicates that the formulation of materiality in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available1.”

SAB 99 states that an assessment of materiality requires that one view the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information. While the “total mix” includes the size in numerical or percentage terms of misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. SAB 99 also states that materiality concerns the significance of an item to users of a registrant’s financial statements. Specifically, the Commission’s Staff’s interpretive response says that “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

[1]	TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

The SAB 99 analysis herein seeks to apply these criteria. As such, the quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the items at issue were material to the consolidated financial statements of the Company.

The Commission’s SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, notes that (i) a materiality evaluation must be based on all relevant quantitative and qualitative factors; (ii) such analyses generally begin with quantifying potential misstatements to be evaluated; and (iii) there has been diversity in practice with respect to this initial step of a materiality analysis. SAB 108 addresses certain of the quantitative issues discussed in SAB 99, but does not alter the analysis required by SAB 99.

To evaluate the materiality of the errors in calculating the reported basic and diluted EPS from continuing operations for the applicable historical periods, management considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1N: Quantifying Misstatements in Financial Statements). In accordance with this guidance, we conducted a detailed quantitative and qualitative assessment of materiality.

The effect of the errors in calculating basic and diluted EPS from continuing operations for the annual and interim periods of 2024, 2023, and 2022 is quantitatively immaterial; the quantitative details are included in Table 1. The EPS adjusted differences range from $0.00 to $0.02 or 0.0% to 1.1% of reported EPS for all reporting periods in 2024, 2023 and 2022. From a quantitative standpoint, when taken as a whole, the magnitude of the errors upon basic and diluted EPS is therefore immaterial.

In contemplation of the guidance set forth in SAB 99, management also considered qualitative factors, including the following:

•

The Company’s assessment of the accounting guidance for participating securities as well as the treatment of certain unvested shares for retirement eligible employees identified errors in the Company’s earnings per share calculations as reported in the Company’s Form 10-K for the year ended December 31, 2024. Each of these errors is individually immaterial and the errors, which are cumulative and not offsetting, are immaterial in the aggregate. Therefore, the quantitative and qualitative materiality assessment considers the errors in aggregate.

•

The errors do not mask a change in earnings or other trends and does not change a loss into income or vice versa. The errors do not affect any revenues, expenses, segment profit, earnings or other financial statement trends.

•

The use of the two-class method versus the treasury stock method does not result in any change or modification to the Consolidated Balance Sheets, non-EPS related Consolidated Statements of Earnings, Consolidated Statements of Cash Flows or Consolidated Statements of Changes in Common Stock Equity for any reporting period.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

•

The errors do not materially affect management’s compensation. As described in the Company’s proxy statement, EPS is one of the metrics used in determining annual incentive payments. The goals for the EPS metric are set as a target based on the approved current year EPS budget with a plus/minus 5% range to maximum and threshold, respectively, from the target value. For example, the Compensation Committee set the 2023 EPS target equivalent to our budgeted 2023 EPS of $2.75, and agreed that a 5% range from the approved budget to the threshold is a practical goal, and a 5% range from the approved budget to the maximum is a reasonable stretch goal considering, among other things, the continued economic uncertainty in early 2023. The Committee also agreed that the plus/minus 5% range provided good symmetry in the goals for this metric.

•

For the annual period ended December 31, 2024, a $0.02 change in EPS would have affected management incentive compensation by approximately $52,000 in aggregate. This management group is defined as all employees at a director level or above and includes 37 employees.

•

For the annual period ended December 31, 2023, a $0.02 change in EPS would have affected management incentive compensation by approximately $69,000 in aggregate. This management group is defined as all employees at a director level or above and includes 33 employees.

•

For the annual period ended December 31, 2022, a $0.02 change in EPS would have affected management incentive compensation by approximately $63,000 in aggregate. This management group is defined as all employees at a director level or above and includes 33 employees.

The amounts above are calculated by the Company comparing the “Basic and Diluted EPS as adjusted” EPS amounts in Table 1 to the EPS amounts in the approved annual budget. If the Company had applied the two-class method for financial reporting purposes, then the budget would have been prepared using the same method. The use of the two-class method for the budget would have lowered the approved target by the same amount as the annual EPS adjustment, resulting in no change to management compensation.

•

The Company is not widely covered by equity analysts: there are currently three analysts that follow Unitil. The errors do not obscure a failure to meet analyst quarterly consensus expectations as shown in Table 1. A quarter-to-date analysis shows that the Company’s actual results met or exceeded analysts’ consensus EPS estimates in 9 of the 12 periods shown in Table 1. The same analysis with the Company’s adjusted quarter-to-date results shows the Company’s adjusted quarter-to-date results meeting or exceeding analysts’ consensus estimates also in 9 of the 12 periods. Similar results occurred when analyzing year-to-date periods. The Company’s actual year-to-date results during this period met or exceeded analysts’ consensus estimates in 10 of 12 periods. The Company’s adjusted year-to-date results met or exceeded analysts’ consensus in 10 of the 12 periods.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

•

Management does not provide explicit quarterly earnings guidance or discuss quarterly results in the context of analyst estimates. Management routinely notes that quarterly EPS can vary based on the seasonal nature of the Company’s revenues and therefore full-year results are generally most important to investors and analysts.

•

For 2024, 2023, and 2022, management did not provide explicit annual earnings guidance. Management discussed earnings for those periods by reference to the Company’s long-term EPS growth guidance of 5% to 7%. The use of the two-class method versus the treasury stock method would not have caused our reported EPS to fall below the guidance range provided, nor would it have affected whether we exceeded or missed analysts’ consensus estimates, for any reporting period in the previous three years.

•	The errors do not affect our compliance with any regulatory requirements, nor does it have an effect on our loan covenant calculations or compliance with any contractual requirements.

•	The errors had no effect on the Company’s reportable segments.

•

In management’s view, the magnitude of differences between the two-class method and treasury stock method would not be considered material by readers of our financial statements as the errors do not affect net income, liquidity or working capital and does not relate to future cash outflows.

•

The Company operates as a regulated utility with its principal business being the local distribution of electricity and natural gas to approximately 198,500 customers throughout its service areas in the states of New Hampshire, Massachusetts, and Maine. As a regulated utility, the Company generally has a lower risk profile as compared to some other sectors and based on the Company’s experience with investor meetings and conferences, investors in regulated utilities tend to focus on metrics not affected by the two-class method:

•	Return on equity

•	Rate base growth

•	Regulatory jurisdictions/outcomes

•	Dividend growth and payout ratio

•

EPS trend analysis and an examination of Company guidance provides additional evidence that it is unnecessary to adjust EPS for prior periods. When discussing EPS, the Company routinely discusses net income and corresponding trends, which would not have been affected by the application of the two-class method. The following charts show trends related to EPS and net income as reported. A reasonable investor would consider this trend analysis unchanged if the 2024, 2023, and 2022 EPS amounts were adjusted for the application of the two-class method.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Chart 1 – Annual EPS and Net Income

Chart 2 – Year-to-Date EPS and Net Income

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Chart 3 – Quarter-to-Date EPS and Net Income

•	The Company has concluded that a correction of the errors would not be viewed by a reasonable investor as having significantly changed the total mix of information available for the periods presented.

After considering quantitative and qualitative factors, we concluded that the effect of these errors in calculating basic and diluted EPS for annual and interim periods of 2024, 2023, and 2022 is immaterial. As a result, when filing future periodic reports, the Company does not intend to address the effect of these immaterial errors in the comparable periods or disclose the corrected EPS figures that pertain to the last three fiscal years, which is in accordance with ASC 105-10-05-6 (“The provisions of the Financial Accounting Standards Board Accounting Standards Codification need not be applied to immaterial items.”)

We believe our approach is appropriate given the immaterial nature of the errors and the fact that a reasonable investor, considering the mix of information available, would not be affected by the correction of these immaterial errors in prior periods. We believe the quantitative and qualitative factors presented in management’s assessment support our conclusion that correcting these immaterial errors in prior periods is not necessary or meaningful to investors.

ASC 250-10-45-27, which addresses materiality in the context of interim financial reporting, provides “In considering materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.” In consideration of this guidance, the adjusted differences range from 0.0% to 1.1% of reported EPS for all reporting periods in 2024, 2023, and 2022, which is quantitatively and qualitatively immaterial. The Company does not provide explicit quarterly guidance, a fact that is well known among the Company’s investors. For this reason, the errors do not represent information that a reasonable investor would consider to alter the total mix of information available.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

The Company calculated EPS using the two-class method for the annual and interim periods of 2024, 2023, and 2022. An illustrative example of the calculation for the annual periods is provided in Exhibit 1. A summary of the results is provided in Table 1 that also includes an EPS comparison against analysts’ consensus estimates.

Table 1 – EPS Analysis by Period

	Three months ended EPS Analysis
	Basic & Diluted EPS As reported (a)	Adjustment (b)	Basic & Diluted EPS Adjusted (a)+(b)=(c)	% Adjusted (b)/(a)=(d)	Consensus (e)	As reported - consensus (a)-(e)=(f)	As adjusted - consensus (c)-(e)=(g)	Difference (f)-(g)
31-Dec-24	$0.97	$(0.01)	$0.96	-1.03%	$0.95	$0.02	$0.01	$0.01
30-Sep-24	$—	$—	$—	0.00%	$0.08	$(0.08)	$(0.08)	$—
30-Jun-24	$0.27	$—	$0.27	0.00%	$0.29	$(0.02)	$(0.02)	$—
31-Mar-24	$1.69	$(0.01)	$1.68	-0.59%	$1.59	$0.10	$0.09	$0.01
31-Dec-23	$0.97	$(0.01)	$0.96	-1.03%	$0.94	$0.03	$0.02	$0.01
30-Sep-23	$0.09	$—	$0.09	0.00%	$0.05	$0.04	$0.04	$—
30-Jun-23	$0.25	$—	$0.25	0.00%	$0.24	$0.01	$0.01	$—
31-Mar-23	$1.51	$(0.01)	$1.50	-0.66%	$1.45	$0.06	$0.05	$0.01
31-Dec-22	$0.91	$(0.01)	$0.90	-1.10%	$0.92	$(0.01)	$(0.02)	$0.01
30-Sep-22	$0.03	$—	$0.03	0.00%	$0.01	$0.02	$0.02	$—
30-Jun-22	$0.30	$—	$0.30	0.00%	$0.15	$0.15	$0.15	$—
31-Mar-22	$1.35	$(0.01)	$1.34	-0.74%	$1.33	$0.02	$0.01	$0.01
Maximum % Change				-1.10%

	Year to date EPS Analysis
	Basic & Diluted EPS As reported (a)	Adjustment (b)	Basic & Diluted EPS Adjusted (a)+(b)=(c)	% Adjusted (b)/(a)=(d)	Consensus (e)	As reported - consensus (a)-(e)=(f)	As adjusted - consensus (c)-(e)=(g)	Difference (f)-(g)
31-Dec-24	$2.93	$(0.02)	$2.91	-0.68%	$2.91	$0.02	$—	$0.02
30-Sep-24	$1.96	$(0.01)	$1.95	-0.51%	$2.04	$(0.08)	$(0.09)	$0.01
30-Jun-24	$1.96	$(0.01)	$1.95	-0.51%	$1.98	$(0.02)	$(0.03)	$0.01
31-Mar-24	$1.69	$(0.01)	$1.68	-0.59%	$1.59	$0.10	$0.09	$0.01
31-Dec-23	$2.82	$(0.02)	$2.80	-0.71%	$2.79	$0.03	$0.01	$0.02
30-Sep-23	$1.85	$(0.01)	$1.84	-0.54%	$1.81	$0.04	$0.03	$0.01
30-Jun-23	$1.76	$(0.01)	$1.75	-0.57%	$1.75	$0.01	$—	$0.01
31-Mar-23	$1.51	$(0.01)	$1.50	-0.66%	$1.45	$0.06	$0.05	$0.01
31-Dec-22	$2.59	$(0.02)	$2.57	-0.77%	$2.57	$0.02	$—	$0.02
30-Sep-22	$1.68	$(0.01)	$1.67	-0.60%	$1.66	$0.02	$0.01	$0.01
30-Jun-22	$1.65	$(0.01)	$1.64	-0.61%	$1.50	$0.15	$0.14	$0.01
31-Mar-22	$1.35	$(0.01)	$1.34	-0.74%	$1.33	$0.02	$0.01	$0.01
Maximum % Change				-0.77%

Based on the above analysis, the Company has concluded that a correction of the errors would not be viewed by a reasonable investor as having significantly changed the total mix of information available for the periods presented. Therefore, the Company’s view is that it is appropriate and fully consistent with U.S. GAAP and the Staff’s guidance on materiality not to correct these immaterial errors in prior periods and to present EPS using the two-class method in all future filings, as applicable.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

In all future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2025, we will apply the two-class method for the calculation of basic and diluted EPS, as applicable, and include any related disclosures for participating securities and the calculation of EPS. An example of the future disclosures is provided in Exhibit 2 using historical information.

Internal controls

The Company also assessed its internal control over financial reporting as a result of these errors. We do not believe that there was a reasonable possibility that the Company’s internal control over financial reporting would have failed to prevent or detect a material misstatement of the Company’s annual or interim financial statements on a timely basis. Cash-settled RSUs and unvested TV and PV restricted stock represented less than one percent of our total shares outstanding as of December 31, 2024. Given the number of common shares outstanding, the nature of our share-based compensation plans and total number of directors or employees eligible for share-based compensation plans, there is no reasonable possibility that these errors could rise to a level that might cause the EPS calculation and related disclosures to be materially misstated. The Company also considered other indicators of a material weakness as set forth in Auditing Standard (AS) 2201, which include fraud; material misstatement not detected by company controls; and ineffective oversight of financial reporting and internal control by management, including the Audit Committee, and concluded none of these indicators are present. Based on this assessment, the Company has concluded that these errors do not constitute a material weakness in the Company’s internal control over financial reporting.

Description of Control and Control Deficiency

The EPS calculation for each reporting period is prepared and reviewed by the Company’s Accounting and Financial Reporting teams, with appropriate supporting documentation for all numbers included in the EPS calculation, including net income, number of common shares outstanding, and share-based compensation data. Any changes to the share-based compensation structure or any significant changes to the number of shares are presented to management and evaluated in order to determine any potential impacts to the EPS calculation. The Accounting team also prepares memos for new accounting matters. For each quarterly period, a detailed EPS review is completed to ensure that EPS is calculated and disclosed in accordance with U.S. GAAP. If any significant changes to the share-based compensation structure are identified during an interim period, the calculation would be updated, as necessary, and the corresponding updates would be reviewed in that interim period to ensure continued compliance with U.S. GAAP.

During the periods identified, management incorrectly applied the requirements of FASB ASC 260-10-45-60B, specifically as it related to identifying cash-settled RSUs and unvested TV and PV restricted stock as participating securities, which resulted in basic and diluted EPS being calculated utilizing the treasury stock method instead of the two-class method. Management has determined that there was a deficiency in the operating effectiveness of

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

the EPS calculation control as a result of the exclusion of cash-settled RSUs and unvested TV and PV restricted stock as participating securities in the calculation. Cash-settled RSUs and unvested TV and PV restricted stock represented less than one percent of our total shares outstanding as of December 31, 2024. Accordingly, the structure of our compensation programs significantly reduces any theoretical maximum exposure from this control deficiency.

Evaluation of Severity and Possibility of Material Misstatement

The potential magnitude of misstatement that could have resulted from the identified deficiency in question is limited to the participating securities identified and quantified. For the reasons described in this assessment, we do not consider the control deficiency relating to the identification of cash-settled RSUs and unvested TV and PV restricted stock as participating securities in calculating EPS under the two-class method to be a material weakness.

A material weakness is defined under Auditing Standard (AS) 2201 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In evaluating the severity of the deficiency, we considered:

•	whether there is a reasonable possibility that the Company’s controls will fail to prevent or detect a material misstatement of account balance or disclosure; and

•	the magnitude of the potential misstatement resulting from the deficiency.

The use of the two-class method versus the treasury stock method did not result in any change or modification to the Consolidated Balance Sheets, non-EPS related Consolidated Statements of Earnings information, Consolidated Statements of Cash Flows or Consolidated Statements of Changes in Common Stock Equity for any reporting period. It also did not result in any change or modification to any calculations under any share-based compensation plans. The errors and the identified control deficiency are limited to the Company’s EPS calculation as it relates to the unvested TV restricted stock for retirement eligible employees being included in the weighted average share amount and the identification of cash-settled RSUs and unvested TV and PV restricted stock as participating securities. For this reason, the Company has concluded that there is no reasonable possibility that the quantitative significance of the errors could have become greater than the amounts identified for all periods presented.

In assessing the potential magnitude of errors that could have resulted from the identified control deficiency, the Company also analyzed historical data regarding its cash-settled RSUs and unvested TV and PV restricted stock. In particular, cash-settled RSUs and unvested TV and PV restricted stock represented less than 1% of the Company’s total shares outstanding for the fiscal years 2022 – 2024.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Given the number of common shares outstanding, the nature of the Company’s share-based compensation plans, the total number of participants eligible for share-based compensation plans, the timeline for vesting and expiration of awards, and the limited number of cash-settled RSUs and unvested TV and PV restricted stock actually outstanding at any given time, the Company has determined that there is no reasonable possibility that these errors could rise to a level that would cause the calculation and disclosure to be materially misstated in any period. Specifically, our TV restricted stock is fully vested over four years and our PV restricted stock is fully vested over three years. Our employee base eligible for TV and PV restricted stock has remained fairly stable. RSUs are limited to members of the Board of Directors and only 34, 32, and 33 employees were granted restricted stock in 2024, 2023, and 2022, respectively, which further supports the conclusion that the number of cash-settled RSUs and unvested TV and PV restricted stock outstanding has an upper limit that it is not reasonably likely to rise to a material level.

Given the control deficiency is limited to the application of the two-class method and determination of participating securities, we do not believe there is a reasonable possibility that the control would fail to prevent or detect a material misstatement in the calculation of basic and diluted EPS.

We also considered other indicators of material weaknesses as outlined in AS 2201:

Identification of fraud, whether or not material, on the part of senior management

The errors and deficiency were not the result of fraud.

Restatement of previously issued financial statements to reflect the correction of a material misstatement

Management determined that restatement of its previously issued financial statements was not required as the errors are clearly immaterial for all periods presented.

Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting

The errors were clearly immaterial.

Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee

Management has evaluated the Company’s existing financial reporting oversight controls and has concluded that they are designed and operate effectively to detect material misstatements in our calculation of EPS. As a result, the Company asserts that its internal control over financial reporting is performing as designed in order to detect and prevent material misstatements. The Company reviews its EPS calculation on a quarterly basis and shares its findings with senior management. Senior management of the Company reviews the quarterly and annual financial statements within the Form 10-Qs and Form 10-Ks and provides these to the Audit Committee for review prior to filing. Therefore, management has concluded that the immaterial errors identified are not indicative of ineffective oversight of the Company’s financial reporting and internal control over financial reporting.

Management evaluates, at least annually, whether our internal control over financial reporting is designed and operating effectively to prevent and detect material misstatement. Control deficiencies or exceptions identified through management’s evaluation and testing activities are analyzed, remediated as needed, and reported to the Audit Committee of our Board of Directors, as necessary. Based on the results of these regular evaluations, along with the detailed deficiency analysis described above, management has concluded the Company’s internal control over financial reporting remains effective.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Based on our review of the provisions in PCAOB Auditing Standard AS 2201 paragraph 69 and paragraph A7 in Appendix A of AS 2201 management evaluated the severity of the deficiency in internal control over financial reporting related to the errors and concluded that the control deficiency does not constitute a material weakness.

2.

We note that you have limited information about share activity both in the statement on page 44 and among the disclosures in Note 5. Please revise your statement or expand your disclosures to identify all of the changes in the number of outstanding common shares for each period to comply with FASB ASC 505-10-50-2.

With regard to your disclosure stating that you maintain a stock-based compensation plan, please clarify whether you are referring to a plan that is incremental to the three components of the Stock Plan, and address the requirements in FASB ASC 718-10-50-1 through 50-2A with respect to any additional plan.

Response #2:

The Company has reviewed the disclosures included in Note 5 as well as the guidance contained in ASC 505 and ASC 718. The number of outstanding common shares changed from 16,116,724 as of January 1, 2024 to 16,192,345 as of December 31, 2024. The majority of these changes are disclosed in Note 5 of the 2024 Form 10-K as follows:

•	Issuance of 19,510 common shares under the Registrant’s Dividend Reinvestment and Stock Purchase Plan (refer to page 61).

•	Issuance of 22,680 time restricted common shares under the Registrant’s Stock Plan (refer to page 62).

•	Issuance of 22,680 performance restricted common shares under the Registrant’s Stock Plan (refer to page 63).

•	Forfeiture of 354 time restricted common shares under the Registrant’s Stock Plan (refer to page 63).

•	Forfeiture of 250 performance restricted common shares under the Registrant’s Stock Plan (refer to page 63).

•

Issuance of 11,355 common shares for annual retainer for members of the Registrant’s Board of Directors. Prior to 2024, Directors were paid the stock portion of their annual retainer through open market purchases of common shares by the Registrant. Beginning in 2024, the Registrant paid the stock portion of the annual retainer through the issuance of shares from the Registrant’s reserve. The Registrant proposes to add this disclosure in future filings.

In all future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2025, the Registrant will consider the disclosure requirements in FASB ASC 718-10-50-1 through 50-2A.

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

The Registrant does not maintain a stock-based compensation plan that is incremental to the three components of the Stock Plan (i.e. Time Restricted Shares, Performance Restricted Shares, and Restricted Stock Units). The Registrant proposes to change its disclosure in future filings to eliminate the bold heading “Stock Plan” on page 62, thereby resulting in one bold heading “Stock-Based Compensation Plans”.

If you have any questions regarding these responses or require further information or clarification, please direct them to Daniel J. Hurstak, Senior Vice President, Chief Financial Officer and Treasurer, at (603) 772-0775 or Todd R. Diggins, Chief Accounting Officer and Controller, at (603)-773-6504.

Very truly yours,

/s/ Daniel J. Hurstak
Daniel J. Hurstak
Senior Vice President, Chief Financial Officer and Treasurer

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Exhibit 1 – Basic EPS Two-Class Method Calculation

Unitil Corporation
Basic EPS Two-Class Method			Year Ended December 31,
	Reference	2024	2023	2022
Net Income Attributable to Unitil	1	$47,149,921	$45,218,380	$41,389,606
Weighted Average Common Shares Outstanding Reported	2	16,098,267	16,045,300	15,990,788
Basic EPS As Reported	3	$2.93	$2.82	$2.59
Nonvested Shares	4	71,496	50,210	41,915
Weighted Average Common Shares Outstanding Updated	5	16,137,821	16,092,717	16,038,486
Dividends on Common Shares	6	$27,554,398	$26,139,138	$25,074,914
Less Dividend Paid:
Nonvested Shares	4/(4+5)*6=7	$121,537	$81,301	$65,360
Common Shareholders	5/(4+5)*6=8	$27,432,861	$26,057,836	$25,009,554

Dividend Paid	7+8=9	27,554,398	26,139,138	25,074,914
Undistributed Earnings	1-9=10	$19,595,523	$19,079,242	16,314,692
Undistributed Earnings
Nonvested Shares	4/(4+5)*10=11	86,432	$59,343	$42,526
Common Shareholders	5/(4+5)*10=12	$19,509,091	$19,019,900	$16,272,166

Undistributed Earnings	11+12	$19,595,523	$19,079,242	$16,314,692

Basic EPS		Participating Non-Vested Shares	Participating Non-Vested Shares	Participating Non-Vested Shares
Distributed Earnings	7/4=13	$1.70	$1.62	$1.56
Undistributed Earnings	11/4=14	$1.21	$1.18	$1.01

Total	13+14	$2.91	$2.80	$2.57

Basic EPS		Common Shares	Common Shares	Common Shares
Distributed Earnings	8/5=15	$1.70	$1.62	$1.56
Undistributed Earnings	12/5=16	$1.21	$1.18	$1.01

Total	15+16=17	$2.91	$2.80	$2.57

As Reported	3	$2.93	$2.82	$2.59

Variance	3-17	$0.02	$0.02	$0.02
Diluted EPS
Dilutive Effect of Restricted stock and restricted stock units	18	2,711	2,570	2,772
Weighted-average shares outstanding—diluted	5+18=19	16,140,532	16,095,288	16,041,258
Diluted earnings per share calculated	1/19	$2.92	$2.81	$2.58
Diluted earnings per share to be reported	20	$2.91	$2.80	$2.57

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842

Exhibit 2 – Earnings Per Share Two-Class Method Disclosure

Unitil has granted restricted stock awards and restricted stock units with non-forfeitable dividend rights, which are considered participating securities. Accordingly, earnings per share is computed using the two-class method as required by FASB ASC 260-10-45. Basic earnings per common share is calculated by dividing net income allocated to common shareholders by the weighted average number of common shares outstanding during the period, which excludes the participating securities. Diluted earnings per common share is adjusted for the dilutive effects of restricted stock.

	Year Ended December 31,
Earnings Per Share (Millions, except per share data)	2024	2023	2022
Net Income	$47.1	$45.2	$41.4
Less allocation of earnings and dividends to participating securities	0.2	0.1	0.1

Net income allocated to common shareholders	$46.9	$45.1	$41.3
Weighed average common shares outstanding, gross	16.2	16.1	16.1
Less average participating securities	0.1	0.1	—

Weighted average number of shares outstanding used in the calculation of basic earnings per share	16.1	16.0	16.1
Add dilutive effect of:
Restricted stock and restricted stock units	—	—	—

Adjusted weighted average number of shares outstanding used in the calculation of diluted earnings per common share	16.1	16.0	16.1
Earnings per common share:
Basic	$2.91	$2.80	$2.57
Diluted	$2.91	$2.80	$2.57

T 603.772.0775 www.unitil.com	6 Liberty Lane West Hampton, NH 03842